# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aligos Therapeutics, Inc., CIK 0001799448
CUSIP: 01626L204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Corporate Dr., 2nd Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001193125-23-271361
Filed by CIK 0001242110
Persons authorized to receive notices and communications: Lawrence M. Blatt, Ph.D., One Corporate Dr., 2nd Floor, South San Francisco, California (CA), 94080, (800) 466-6059

## Reporting persons
- Lawrence M. Blatt, Ph.D. (CIK 0001242110): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 175,509; shared voting power 0; sole dispositive power 175,509; shared dispositive power 0; aggregate amount beneficially owned 175,509 (3.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Aligos Therapeutics, Inc.
Address of issuer's principal executive offices: One Corporate Dr., 2nd Floor, South San Francisco, California (CA), 94080
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on November 6, 2023 (as amended to date, the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Common Stock"), of Aligos Therapeutics, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page is incorporated by reference into this Item 5.

The information presented herein sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 5,314,311 shares of Common Stock outstanding as of March 6, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 10, 2025. All amounts reported herein reflect a 1-for-25 reverse stock split of the Issuer's securities effected on August 19, 2024

The Reporting Person's beneficial ownership consists of: (i) 73,902 shares of Common Stock held of record by the Reporting Person; (ii) 4,536 shares of Common Stock held by the Lawrence M. Blatt Living Trust dated 8/27/2014, of which Mr. Blatt is trustee, (iii) 4,904 shares of Common Stock held by the PENSCO Trust Company LLC Custodian FBO Dr. Lawrence Blatt IRA, (iv) 740 shares of Common Stock held by the Zachary David Blatt Irrevocable Trust dated 8/24/2014, (v) 740 shares of Common Stock held by the Zoe Anne Blatt Irrevocable Trust dated 8/24/2014; (vi) 12,206 shares of Common Stock underlying the Common Warrants and (vii) 78,481 shares of Common Stock underlying options that will vest within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date hereof, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Signatures
- Lawrence M. Blatt, Ph.D.: /s/ Lawrence M. Blatt, Lawrence M. Blatt, Ph.D. (03/12/2025)